

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Ryan Rhodes
President and Chief Executive Officer
Restoration Robotics, Inc.
128 Baytech Drive
San Jose, CA 95134

Re: Restoration Robotics, Inc.
Regstration Statement on Form S-3
Filed November 27, 2018
File No. 333-228562

Dear Mr. Rhodes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Brian J. Cuneo, Esq.